                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             HARMON INDUSTRIES, INC.
                                (Name of Issuer)

                          Common Stock, $0.25 Per Share
                         (Title of Class of Securities)


                                    413136102
                      (CUSIP Number of Class of Securities)


                             ROBERT E. HEALING, ESQ.
                              3135 EASTON TURNPIKE
                        FAIRFIELD, CONNECTICUT 06431-0001
                                 (203) 373-2243
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                    Copy to:
                              John A. Marzulli, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                  July 16, 2000
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties t whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   413136102

-------------------------------------------------------------------------------
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
       GENERAL ELECTRIC COMPANY

-------------------------------------------------------------------------------
2      Check the Appropriate Box if a Member of a Group

              (a)   :
              (b)   :
-------------------------------------------------------------------------------
3      SEC Use Only
-------------------------------------------------------------------------------
4      Source of Funds (See Instructions)  OO
-------------------------------------------------------------------------------
5      Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e). :
-------------------------------------------------------------------------------
6      Citizenship or Place of Organization    New York
-------------------------------------------------------------------------------
  NUMBER OF     7    Sole Voting Power
   SHARES            2,266,058
BENEFICIALLY    ---------------------------------------------------------------
  OWNED BY      8    Shared Voting Power
    EACH             1,788,875
 REPORTING      ---------------------------------------------------------------
  PERSON        9    Sole Dispositive Power
   WITH              2,266,058
                ---------------------------------------------------------------
                10   Shared Dispositive Power
                     1,788,875
-------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person
       4,054,933 shares of Common Stock

-------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

-------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)    34.24%

-------------------------------------------------------------------------------
14     Type of Reporting Person (See Instructions)  CO

-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

      The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.25 per share (the "Common Stock"), of Harmon Industries, Inc., a Missouri corporation (sometimes referred to herein as "Issuer" or "Harmon") with its principal executive offices located at 1600 NE Coronado Drive, Blue Springs, Missouri 64014.

ITEM 2.  IDENTITY AND BACKGROUND.

      The person listed in number 1 below is the person filing this statement.

1.    a. General Electric Company ("GE") is a New York corporation.

      b. The address of the principal executive offices of GE is: 3135 Easton Turnpike, Fairfield, Connecticut 06431-0001.

      c. GE is one of the world's largest and most diversified industrial corporations. GE has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity since its incorporation in 1892. Over the years, GE has developed or acquired new technologies or services that have broadened considerably the scope of its activities.

      d. During the last five years, GE has not been convicted in any criminal proceeding.

      e. During the last five years, GE has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Information regarding the directors and executive officers of GE is set forth on Schedule I attached hereto. Except as indicated, all of the directors and executive officers of GE are U.S. citizens. During the last five years, to the knowledge of GE, no person named on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On July 16, 2000, GE, Four Points Acquisition, Inc., a newly formed Missouri corporation and a wholly owned subsidiary of GE ("Acquiror") and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Acquiror, on July 25, 2000, offered to exchange all of the outstanding shares of Common Stock of the Issuer for shares of GE common stock (the "Offer"), at an exchange ratio of $30 divided by the average of the daily volume-weighted sales prices per share of GE common stock on the New York Stock Exchange, Inc. ("NYSE") for each of the ten consecutive trading days ending on the trading day that is two trading days prior to the date on which the shares of Harmon Common Stock are accepted for payment in the Offer, and subject to the conditions set forth in the Registration Statement on Form S-4, dated July 25, 2000 (the "Form S-4").

      In connection with the Merger Agreement and the Form S-4 and in consideration thereof, certain stockholders who are executive officers and directors of Harmon and members of the Harmon family (the "Stockholders") entered into a Support Agreement (See Item 4). GE did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Support Agreement. In addition, the Stockholders granted GE an irrevocable proxy with respect to the shares covered by the Support Agreement.

      As a further inducement for GE to enter into the Merger Agreement and in consideration thereof, GE and Harmon entered into a Stock Option Agreement (See
Item 4) pursuant to which Harmon granted to GE an option to purchase up to 19.9% of the Harmon Common Stock on a fully diluted basis after issuance. The option has an exercise price of $30.00 per share, payable in cash.

      References to, and descriptions of, the Offer, the Merger (defined below), the Merger Agreement, the Support Agreement and the Stock Option Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Support Agreement and the Stock Option Agreement, respectively, included as Exhibits A, B and C to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4.     PURPOSE OF TRANSACTION.

      (a) - (b) Pursuant to the Merger Agreement, and subject to the conditions set forth therein (including, if necessary, approval of the Merger by stockholders of Harmon), Acquiror is making an exchange offer (the "Offer") to exchange a fraction of a share of GE common stock for each issued and outstanding share of Harmon Common Stock. Following the Offer, Acquiror will merge with and into Harmon and Harmon will become a wholly owned subsidiary of GE (such events constituting the "Merger"). Once the Merger is consummated, Acquiror will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Acquiror will be merged into Harmon with Harmon remaining as the surviving corporation (the "Surviving Corporation").

      As a result of the Offer and the Merger, each outstanding share of Common Stock, other than shares owned by GE, Harmon and Acquiror will be exchanged for or convertible into, as the case may be, a fraction of a share of GE common stock determined by dividing $30.00 by the average of the daily volume-weighted sales prices per share of GE on the NYSE for each of the ten consecutive trading days ending on the trading day that is two trading days prior to the date on which the Harmon shares are accepted for payment in the Offer.

      Each stockholder has, by executing the Support Agreement, agreed to tender in the Offer and to vote all shares of Harmon Common Stock beneficially owned by it (with respect to each Stockholder, the "Shares") as described below.

      In addition, each Stockholder has agreed, at any meeting of the stockholders of Harmon and at any adjournment thereof, at which the Merger Agreement and related agreements are submitted for the consideration and vote of the stockholders of Harmon, to (i) vote all Shares that such Stockholder is entitled to vote in favor of the approval and adoption of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement and (ii) not vote any Shares in favor of the approval of any Alternative Transaction (as defined in the Merger Agreement), reorganization, recapitalization, liquidation or winding up of Harmon or any other extraordinary transaction involving Harmon, other than as contemplated by the Merger Agreement, corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or other matters relating to, or in connection with, any of the foregoing matters. The Support Agreement terminates upon the termination of the Merger Agreement. As part of the Support Agreement, each Stockholder delivered an irrevocable proxy to GE granting it the right to vote such Stockholders shares of Harmon Common Stock in the manner similar to the obligations of the Stockholder under the Support Agreement described above.

      Pursuant to the Stock Option Agreement, Harmon granted an option to GE to purchase up to 19.9% of the Harmon Common Stock (the "Option") on a fully diluted basis after issuance. GE may exercise the Option, in whole or in part, at any time or from time to time, after the occurrence of a Payment Event (as defined in the Merger Agreement) PROVIDED that, except as provided below, the Option shall terminate and be of no further force and effect upon the earliest to occur of (i) the Effective Time (as such term is defined in the Merger Agreement), (ii) twelve months after the occurrence of a Payment Event (unless prior thereto the Option shall have been exercised) and (iii) the termination of the Merger Agreement prior to the occurrence of a Payment Event unless, in the case of clause (iii), GE has the right to receive a termination fee following such termination upon the occurrence of certain events, in which case the Option will not terminate until the later of (x) six months following the time such termination fee becomes payable and (y) the expiration of the period in which an event may occur which would result in GE having the right to receive a termination fee pursuant to Section 5.5(e)(z) of the Merger Agreement. Notwithstanding the termination of the Option, GE shall be entitled to purchase those Option Shares with respect to which it has exercised the Option in accordance with the terms of the Stock Option Agreement prior to the termination of the Option. The termination of the Option shall not affect any rights which by their terms extend beyond the date of such termination. If GE is entitled to and wishes to exercise the Option, it shall deliver to Harmon a written notice, the requirements of which are set forth in the Stock Option Agreement. It shall be a condition to the exercise of the Option that (i) no preliminary or permanent injunction or other order, decree or ruling against the sale or delivery of the Option Shares issued by any federal or state court of competent jurisdiction in the United States is in effect at such time, (ii) any applicable waiting period under the HSR Act shall have expired or been terminated at or prior to such time, and (iii) any approval required to be obtained prior to the delivery of the Option Shares under the laws of any jurisdiction shall have been obtained and shall be in full force and effect.

      The beneficial ownership of shares of Harmon Common Stock is acquired pursuant to the Support Agreement, which was entered into in connection with the Merger Agreement. The purpose of the Offer and of the Merger to be consummated pursuant thereto is for GE to acquire control of the entire equity interest in the Issuer. The purpose of the Merger is for GE to acquire all shares not acquired pursuant to the Offer. Upon consummation of the Merger, the Issuer will become a wholly owned subsidiary of GE.

      (c) Following completion of the Merger, Harmon will become a part of GE Harris Railway Electronics, LLC, a joint venture in which GE owns 51%.

      (d) Upon the acceptance for exchange of shares of Harmon Common Stock pursuant to the Offer, GE will be entitled to designate the number of directors, rounded up to the next whole number, on Harmon's Board of Directors that equals the product of (i) the total number of directors on Harmon's Board of Directors (giving effect to the election of any additional directors as provided in the Merger Agreement) and (ii) the percentage that the number of shares of Harmon Common Stock beneficially owned by GE and/or Acquiror bears to the total number of shares of Harmon Common Stock outstanding. Until the Merger has become effective, Harmon's board of directors will also have at least two members who were directors of Harmon prior to the consummation of the Offer.

      (e) Other than as a result of the Merger described in Item 3 above, not applicable.

      (f) Not applicable.

      (g) Upon consummation of the Merger, the Articles of Incorporation of Acquiror in effect at the Effective Time (as defined in the Merger Agreement) shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by the Missouri General and Business Corporation Law ("MGBCL") and such Articles of Incorporation. The name of the Surviving Corporation will be Harmon Industries, Inc. Upon consummation of the Merger, the by-laws of Acquiror in effect at the Effective Time shall be the By-laws of the Surviving Corporation until thereafter amended as provided in the MGBCL, the Articles of Incorporation and such by-laws.

      (h) - (i) If the Merger is consummated as planned, the Harmon Common Stock will be deregistered under the Securities Act of 1933, as amended, and cease to be authorized to be quoted on The Nasdaq National Market.

      (j) Except as set forth above, GE has not currently formulated any definitive plans or proposals which relate to or would result in any action similar to any of those enumerated above.

      References to, and descriptions of, the Merger Agreement, the Stock Option Agreement and the Support Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Support Agreement, respectively, included as Exhibits A, B and C to this Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) - (b) As a result of the Support Agreement, GE may be deemed to be the beneficial owner of 1,333,625 shares of Harmon Common Stock. Those shares of Harmon Common Stock constitute approximately 12% of the issued and outstanding shares of Harmon Common Stock based on the number of shares of Harmon Common Stock outstanding as of July 14, 2000. GE may be deemed to have shared power to vote the Shares with respect to those matters described above. However, GE (i) is not entitled to any rights as a stockholder of Harmon as to the Shares and
(ii) disclaims any beneficial ownership of the shares of Harmon Common Stock which are covered by the Support Agreement. GE does not have the power to dispose of the Shares.

      In addition, GE may be deemed to be the beneficial owner of 19.9% of the issued and outstanding Common Stock of Harmon pursuant to the Stock Option Agreement.

      (c) To the knowledge of GE, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

      (d) To the knowledge of GE, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Harmon.

      (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Other than the Merger Agreement and the exhibits thereto, including the Support Agreement and the Stock Option Agreement, to the knowledge of GE, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Harmon, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      A. Agreement and Plan of Merger, dated as of July 16, 2000, by and among GE, Acquiror and Harmon.

      B. Support Agreement, dated as of July 16, 2000, among GE, certain Harmon stockholders who are directors and executive officers of Harmon and members of the Harmon family.

      C. Stock Option Agreement, dated as of July 16, 2000, between GE and
Harmon.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 2000

                                    GENERAL ELECTRIC COMPANY


                                    By:  /s/ Robert Healing
                                         -------------------------------------
                                         Name:  Robert Healing
                                         Title: Corporate Counsel

         DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL ELECTIC COMPANY

      The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of General Electric Company. Except as indicated below, the business address of each such person is General Electric Company, 3135 Easton Turnpike, Fairfield Connecticut 06431-0001.

                                   SCHEDULE I

                            GENERAL ELECTRIC COMPANY

                                    DIRECTORS


                             PRESENT                             PRESENT
NAME                         BUSINESS ADDRESS                    PRINCIPAL OCCUPATION
----                         ----------------                    --------------------

J.I. Cash, Jr.               Harvard Business School             Professor of Business
                             Morgan Hall                         Administration-Graduate
                             Soldiers Field Road                 School of Business
                             Boston, MA 02163                    Administration, Harvard
                                                                 University

S.S. Cathcart                222 Wisconsin Avenue                Retired Chairman,
                             Suite 103                           Illinois Tool Works
                             Lake Forest, IL 60045

D.D. Dammerman               General Electric Company            Vice Chairman of the Board and
                             3135 Easton Turnpike                Executive Officer, General
                             Fairfield, CT 06431                 Electric Company; Chairman,
                                                                 General Electric Capital
                                                                 Services, Inc.

P. Fresco                    Fiat SpA                            Chairman of the Board,
                             via Nizza 250                       Fiat SpA
                             10126 Torino, Italy

A. M. Fudge                  Kraft Foods, Inc.                   Executive Vice President,
                             555 South Broadway                  Kraft Foods, Inc.
                             Tarrytown, NY  10591

C.X. Gonzalez                Kimberly-Clark de Mexico,           Chairman of the Board
                               S.A. de C.V.                      and Chief Executive Officer,
                             Jose Luis Lagrange 103,             Kimberly-Clark de Mexico,
                             Tercero Piso                        S.A. de C.V.
                             Colonia Los Morales
                             Mexico, D.F. 11510, Mexico

A. Jung                      Avon Products, Inc.                 President and Chief
                             1345 Avenue of the Americas         Executive Officer,
                             New York, NY  10105                 Avon Products, Inc.

K.G. Langone                 Invemed Associates, Inc.            Chairman, President and Chief
                             375 Park Avenue                     Executive Officer,
                             New York, NY  10152                 Invemed Associates, Inc.

Scott G. McNealy             Sun Microsystems, Inc.              Chairman, President and Chief
                             901 San Antonio Road                Executive Officer,
                             Palo Alto, CA 94303-4900            Sun Microsystems, Inc.


                             PRESENT                             PRESENT
NAME                         BUSINESS ADDRESS                    PRINCIPAL OCCUPATION
----                         ----------------                    --------------------

G.G. Michelson               Federated Department Stores         Former Member of the
                             151 West 34th Street                Board of Directors,
                             New York, NY 10001                  Federated Department Stores

S. Nunn                      King & Spalding                     Partner, King & Spalding
                             191 Peachtree Street, N.E.
                             Atlanta, Georgia 30303

R.S. Penske                  Penske Corporation                  Chairman of the Board
                             13400 Outer Drive, West             and President, Penske
                             Detroit, MI 48239-4001              Corporation

F.H.T. Rhodes                Cornell University                  President Emeritus,
                             3104 Snee Building                  Cornell University
                             Ithaca, NY 14853

A.C. Sigler                  Champion International              Retired Chairman of the
                             Corporation                        Board and CEO
                             1 Champion Plaza                    and former Director,
                             Stamford, CT 06921                  Champion International
                                                                 Corporation

D.A. Warner III              J. P. Morgan & Co., Inc.            Chairman of the Board,
                             & Morgan Guaranty Trust Co.         President, and Chief
                             60 Wall Street                      Executive Officer,
                             New York, NY 10260                  J.P. Morgan & Co.
                                                                 Incorporated and Morgan
                                                                 Guaranty Trust Company

J.F. Welch, Jr.              General Electric Company            Chairman of the Board
                             3135 Easton Turnpike                and Chief Executive
                             Fairfield, CT 06431                 Officer, General Electric
                                                                 Company

                                   Citizenship
                                   -----------

                             P. Fresco                    Italy
                             C. X. Gonzalez               Mexico
                             Andrea Jung                  Canada
                             All Others                   U.S.A.

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS


                             PRESENT                             PRESENT
NAME                         BUSINESS ADDRESS                    PRINCIPAL OCCUPATION
----                         ----------------                    --------------------

J.F. Welch, Jr.              General Electric Company            Chairman of the Board and
                             3135 Easton Turnpike                Chief Executive Officer
                             Fairfield, CT 06431

P.D. Ameen                   General Electric Company            Vice President and Comptroller
                             3135 Easton Turnpike
                             Fairfield, CT 06431

F.S. Blake                   General Electric Company            Senior Vice President - Corporate
                             3135 Easton Turnpike                Business Development
                             Fairfield, CT 06431

J.R. Bunt                    General Electric Company            Vice President and Treasurer
                             3135 Easton Turnpike
                             Fairfield, CT 06431

W.J. Conaty                  General Electric Company            Senior Vice President -
                             3135 Easton Turnpike                Human Resources
                             Fairfield, CT 06431

D.D. Dammerman               General Electric Company            Vice Chairman of the Board and
                             3135 Easton Turnpike                Executive Officer, General
                             Fairfield, CT 06431                 Electric Company; Chairman,
                                                                 General Electric Capital
                                                                 Services, Inc.

L.S. Edelheit                General Electric Company            Senior Vice President -
                             P. O. Box 8                         Corporate Research
                             Schenectady, NY 12301               and Development

Matthew J. Espe              General Electric Company            Senior Vice President -
                             Nela Park                           GE Lighting
                             Cleveland, OH 44112

B.W. Heineman, Jr.           General Electric Company            Senior Vice President -
                             3135 Easton Turnpike                General Counsel and Secretary
                             Fairfield, CT 06431

J.R. Immelt                  General Electric Company            Senior Vice President -
                             P.O. Box 414                        GE Medical Systems
                             Milwaukee, WI 53201

L. R. Johnston               General Electric Company            Senior Vice President -
                             Appliance Park                      GE Appliances
                             Louisville, KY 40225


                             PRESENT                             PRESENT
NAME                         BUSINESS ADDRESS                    PRINCIPAL OCCUPATION
----                         ----------------                    --------------------

J. Krenicki, Jr.             General Electric Company            Vice President -
                             2901 East Lake Road                 GE Transportation Systems
                             Erie, PA  16531

W.J. McNerney, Jr.           General Electric Company            Senior Vice President -
                             1 Neumann Way                       GE Aircraft Engines
                             Cincinnati, OH  05215

R.L. Nardelli                General Electric Company            Senior Vice President -
                             1 River Road                        GE Power Systems
                             Schenectady, NY 12345

R.W. Nelson                  General Electric Company            Vice President -
                             3135 Easton Turnpike                Corporate Financial Planning
                             Fairfield, CT 06431                 and Analysis

G.M. Reiner                  General Electric Company            Senior Vice President -
                             3135 Easton Turnpike                Chief Information Officer
                             Fairfield, CT 06431

J.G. Rice                    General Electric Company            Vice President -
                             1 River Road                        GE Power Systems
                             Schenectady, NY 12345

G.L. Rogers                  General Electric Company            Senior Vice President -
                             1 Plastics Avenue                   GE Plastics
                             Pittsfield, MA 01201

K.S. Sherin                  General Electric Company            Senior Vice President - Finance
                             3135 Easton Turnpike                and Chief Financial Officer
                             Fairfield, CT 06431

L.G. Trotter                 General Electric Company            Senior Vice President -
                             41 Woodford Avenue                  GE Industrial Systems
                             Plainville, CT 06062




                      Citizenship of All Executive Officers
                      -------------------------------------

                                     U.S.A.

                                  EXHIBIT INDEX

A. Merger Agreement, dated as of July 16, 2000, among GE, Four Points Acquisitions, Inc. and Harmon.

B. Support Agreement, dated as of July 16, 2000, between GE and certain Harmon stockholders who are executive officers and directors of Harmon and members of the Harmon family.

C.    Stock Option Agreement, dated as of July 16, 2000, between GE and Harmon.